

Mail Stop 3720

March 25, 2010

Donald W. Smith
Principal Executive Officer
Mitel Networks Corporation
350 Leggett Drive
Ottawa, Ontario
CANADA K2K 2W7

> **Re:** **Mitel Networks Corporation**
> **Supplemental Response submitted on March 24, 2010**
> **File No. 333-163930**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response letter of March 24, 2010 but cannot agree that the materials you reference demonstrably support the proposed revised disclosure that you are "the leading provider of integrated communications solutions that is focused on the small-to-medium sized enterprise, or SME, market." We also note that you have not supplied any reasoning to support the assertions contained in the three bullet points of your letter or link them with the statement we have commented upon.

Our observations include, but are not limited to, the following:

- Bullet point one asserts that Tabs 3 and 4 of the Supplemental Materials "show that Mitel is the third largest provider of converged IP telephony lines in North America and the second largest provider of IP telephony extensions in the United Kingdom."

  However, the statement we have commented upon encompasses "solutions" which, as you asserted in your letter of February 4, 2010, includes hardware, software, and services. It is not clear how the references to "lines" or "extensions sold" in Tabs 3 and 4 necessarily include each of these elements and the documents otherwise provide no context.

- Bullet point two asserts that Pages 14 and 16 of Tab 1 of Supplemental Materials "show that the two leading providers in the SME market are actually focused on the enterprise market not the SME market."

  However, it is not clear from reviewing pages 14 and 16 that Avaya and Cisco (the companies discussed on those pages) are not focused on the SME market and you have not provided any argument in support of such an assertion in bullet point two, nor have you provided a definition of the term "focused."

  Moreover, numerous other sources indicate that Avaya and Cisco do actively promote their products and services for small and medium enterprises and, in fact, Avaya has as recently as January 2010 claimed that it is "the global leader in communications for small and medium enterprises."
  (http://www.avaya.com/usa/campaign/roadmap/docs/SB4434.pdf; http://www.cisco.com/en/US/products/ps6888/serv_category_home.html)

- Bullet point three asserts that "Page 26 of Tab 1 and Page 8 of Tab 2 of the Supplemental Materials…show that Mitel is focused on, and a leader in, the SME market."

  It appears that the pages cited assert that Mitel is focused on, and a leader in, the SME market; they do not appear to support the more expansive statement that we have commented upon.

  These pages specifically refer to various subjective factors that, in the opinion of the authors, make Mitel a "go-to vendor" or "best in class" and therefore introduce other criteria that do not necessarily support the statement we have commented upon

We also note that page 26 of Tab 1 specifically refers to Mitel's understanding of the small and medium business "segment" and the report under Tab 1 appears to consider the market as a whole (as suggested by its introduction and conclusion, as well as the chart on page 30).

Please remove the statement or revise it to reflect an assertion for which you can provide demonstrable support.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3257, with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: By facsimile to (416) 360-2132
        Adam M. Givertz, Esq.
        Shearman & Sterling LLP